Release Time    IMMEDIATE
Date            12 February 2001
Number  18/01

BHP TO ACQUIRE EQUITY INTEREST IN CAEMI

BHP Limited (BHP) today announced that it has entered into an agreement to acquire a 20 per cent equity interest in Brazilian company Caemi Mineracao e Metalurgia S.A. (Caemi) from the current controlling shareholders for a consideration of US$332 million. The 20 per cent equity interest comprises 60 per cent of the voting capital in Caemi.

Caemi is a diversified company with interests in iron ore, kaolin and transport and logistics.

President BHP Minerals Ron McNeilly said: "Caemi delivers BHP high quality iron ore and kaolin operations with long life reserves and substantial scope for further optimisation. It also allows global strategic alliances and marketing relationships to be built with customers through a full suite of iron ore product offerings which could efficiently meet a steelmaker's complete iron ore requirements anywhere in the world."

The acquisition builds on BHP's existing iron ore investment in Brazil through its 50 per cent shareholding in Samarco Mineracao S.A. and provides the Company with a good foundation for further development in this mineral rich region.

"The shareholding also provides BHP with an entry into a new industrial minerals business via CADAM, the world's largest and lowest cost producer of fine-grained kaolin. In addition to our partnership with Mitsui & Co in the Western Australia iron ore business, we regard the opportunity to further extend our relationship with such a highly respected company and valued partner as an additional benefit of this acquisition," Mr McNeilly said.

BHP also announced today that following completion of the acquisition it will make a delisting tender offer for preferred shares subject to Caemi shareholder approval. The tender offer will be pursuant to the rules of Ruling n. 229/95 of Comissao de Valores Mobiliarios - CVM (Brazilian Securities Commission), and will be subject to CVM's prior approval. Assuming a successful tender, the acquisition is expected to be earnings accretive to BHP.

The tender offer will be at R$340 per 1,000 shares, which represents an 11 per cent premium to the closing price on Friday 9 February (R$306 per 1,000 shares), and a 34 per cent premium to the average trading price over the past six months. The tender offer will be subject to monetary adjustment in Reais in accordance with CVM regulations.

Caemi has interests in a number of Brazilian and Canadian assets, including:

: 85 per cent interest in Mineracoes Brasileiras Reunidas S.A. (MBR). MBR is a major producer of high quality iron ore in the Brazilian State of Minas Gerais. MBR products include sinter feed fines, pellet feed fines, blast furnace lump and direct reduction ore. MBR production capacity is currently being expanded from 26 million tonnes per annum (mtpa) to 32 mtpa.
: 62 per cent interest in CADAM S.A. (CADAM). CADAM is a world class
  Brazilian based producer of kaolin. Kaolin is an industrial mineral that is used mainly in the paper industry. The company produces approximately 716,000 tonnes per annum of hydrous coating kaolin and supplies 33 per cent of the world market with fine kaolins for paper. CADAM has extensive high quality reserves and is the industry's lowest cost producer.
: 27 per cent economic interest (15 per cent voting interest) in MRS Logistica
  S.A. (held indirectly through MBR). MRS is a Brazilian rail and logistics company that transports MBR's iron ore from its mines to port.
: 50 per cent holding in Quebec Cartier Mining Co. (QCM). QCM is a producer of iron ore pellets and concentrate located in Quebec, Canada. The other
  50 per cent equity is held by Dofasco, Canada's largest integrated steelmaker. QCM produced nine million tonnes of pellets and six million tonnes of concentrate in 1999.

President BHP Iron Ore Stefano Giorgini said the Company has identified a number of options to further improve operational capabilities at both MBR and QCM and would review these with Mitsui & Co. and other key stakeholders.

"As part of BHP's integration program, the Company plans to support Caemi's current capital development plans for MBR, which will provide sustained growth for the business. In addition, it will address optimising product offering, combining existing mining operations, capturing potential rail efficiencies and improving mine and processing operations," he said.

Completion of the acquisition and commencement of the tender offer process is subject to competition law approval by the European Commission and the waiver, or non-exercise, by Mitsui & Co. Ltd. of its right of first refusal, which exists for 60 days.

Immediately on completion of the acquisition, the ownership structure of Caemi will be: BHP 20 per cent (60 per cent of voting capital), Mitsui & Co. Ltd. 40 per cent (40 per cent voting capital), and institutional and general public 40 per cent free float (60 per cent non voting capital).


Contact:

MEDIA RELATIONS

Mandy Frostick;
Manager Media Relations
Ph:  61 3 9609 4157
Mob: 61 419 546 245

INVESTOR RELATIONS
Dr Robert Porter
Vice President Investor Relations
Ph:  61 3 9609 3540
Mob: 61 418 587 456

Francis McAllister
Vice President Investor Relations
Houston (North America)
Ph:  713  961 8625